CUSIP No. 292448206	Exhibit 99.5

EMICA

Translation into English for Convenience Purposes Only

Mexico, Federal District, November 15, 2007

LUCRECIA LARREGUI DE ARAMBURUZABALA
MARÍA ASUNCIÓN ARAMBURUZABALA LARREGUI
LUCRECIA ARAMBURUZABALA LARREGUI
Paseo de Tamarindos 400-B
Floor 25
Col. Bosques de las Lomas,
Mexico, Federal District 05120

Dear Madams:

Reference is made to your letter dated November 1 of this year, in which you request to the Board of Directors of EMPRESAS ICA, S.A.B. DE C.V. (EMICA), authorization to acquire Shares of EMICA in a percentage that will be greater than 4.99% of the outstanding Shares of such company, which percentage [4.99%] you indicate to own as of the date hereof.  Pursuant to your letter requesting authorization, you point out that such acquisition of Shares would be made, among others, under the following circumstances:

a)
Acquisition of up to a 49,775,073 Shares and your intention of converting such shares, in case that your ownership exceeds 5% of the outstanding Shares, into Ordinary Participation Certificates to neutralize the vote corresponding to such Shares, to the extent possible.

b)	The reason for acquiring the Shares is strictly for investment purposes, of a passive nature, and without having the intention of obtaining a Significant Influence or Control of EMICA.

c)	Except as described in your letter, the acquirers are not directly or indirectly Competitors of ICA or any of its Subsidiaries or Affiliates.

d)
That it is your intention to be the owners of the Shares that are acquired, to the extent possible, through Ordinary Participation Certificates that have Shares as underlying securities, and that in case that the future ownership of Shares were to be less than 5% of the total outstanding Shares, you have the intention of converting such Ordinary Participation Certificates again into Shares and exercise the corresponding voting rights.

EMICA

We hereby inform you that on November 5, 2007, by means of the Chairman of the Board of Directors of EMICA, the Board of Directors was informed of your intention to acquire Shares of EMICA in accordance with the terms set forth above.

On such regard, the Board of Directors of EMICA resolved to authorize, exclusively, MRS. LUCRECIA LARREGUI DE ARAMBURUZABALA, MRS. MARÍA ASUNCIÓN ARAMBURUZABALA LARREGUI AND MRS. LUCRECIA ARAMBURUZABALA LARREGUI so that they may, jointly or severally, acquire Shares of EMICA in an number that in the aggregate shall always be less than 10% of the outstanding Shares of EMICA (the Authorized Shares) and as long as the following terms and conditions are met:

1.
That the acquisition of the Authorized Shares be made directly or through another person or trust organized or created under the laws of Mexico, over which the you shall have Control and which shall, in any event, be notified to the Board of Directors.

2.
That the Authorized Shares in no event represent more than 9.99% of the outstanding Shares of EMICA, and so long as they represent 5% or more and up of 9.99% of the outstanding Shares of EMICA, such ownership should be held in the form of Ordinary Participation Certificates issued through Trust No. 13400-5 of Banamex.

3.
If in any event your ownership of Ordinary Participation Certificates of EMICA represents 5% or more of the outstanding Shares, and you have the intention of converting such Ordinary Participation Certificates into shares to exercise the voting rights attached to the shares, whether directly or indirectly or through Restricted Agreements, a new authorization must be obtained from the Board of Directors in accordance with the by-laws of EMICA, otherwise, the provisions of the last paragraph of Section II of Clause Twenty-two of the By-laws of EMICA will be applicable.

4.
In addition to the foregoing, we represent that the foregoing authorization to acquire 5% or more is granted only because you have represented to us, and in the strict understanding that: (i) the acquirers are not directly or indirectly Competitors of EMICA or any of its Subsidiaries or Affiliates, except as described in your letter; (ii) the intention [is] strictly for investments purposes, of a passive nature, in the companies disclosed in your letter, even if your ownership increases, except for BCBA Impulse Ingeniería Inmobiliaria, S.A. de C.V., which we understand you have the intent to continue to control and operate; and (iii) that any change in the purpose of your investment in the companies disclosed in your letter, so long as you hold 5% or more of the outstanding Shares of EMICA, which seeks result in the acquisition of Significant Influence or Control of such companies, shall be informed as soon as practicable to the Board of Directors of EMICA (except for BCBA Impulse Ingeniería Inmobiliaria, S.A. de C.V., which we understand you have the intent to continue to control and operate), so that the Board of Directors may decide whether or not to terminate the effectiveness of this authorization.

EMICA

The capitalized terms used in this letter and which are not defined herein, shall have the meanings ascribed to such terms in Clause Thirteen of the by-laws of EMICA and this authorization does not entail an authorization to acquire any more Shares in the future in addition to the those expressly permitted by the terms and conditions of this authorization, reason for which any additional acquisition shall have to be carried out pursuant to the by-laws of EMICA.

Sincerely,

[SIGNATURE]
Luis Carlos Romandía García
Secretary of the Board of Directors

cc:           Ing. Bernardo Quintana. Chairman of the Board of Directors.
Dr. Jose Luis Guerrero Alvarez. Chief Executive Officer.
C.P. Juan Claudio Salles Mannuel. Chairman of the Audit Committee.
Lic. Emilio Carrillo Gamboa. Chairman of the Corporate Practices Committee.